Exhibit 99.1

BOS Reports Financial Results for the Third Quarter of the

Year 2024

RISHON LE ZION, Israel, November 27, 2024 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) a global integrator for supply chain technologies, reported its financial results for the third quarter of the year 2024.

Third Quarter 2024 Statements of Operations Highlights:

●	Revenues for the third quarter amounted to $9.83 million, roughly unchanged from the comparable quarter last year.

●	Gross profit margin for the third quarter of 2024 increased to 21.9% compared to 20.9% in the comparable quarter last year.

●	Operating profit for the third quarter of 2024 increased by 24.8% to $551,000 from $441,000 in the comparable quarter last year.

●	EBITDA for the third quarter of 2024 increased by 18.3% to $710,000 compared to $600,000 in the comparable quarter last year.

●	Financial income for the third quarter of 2024 amounted to $24,000, compared to financial expenses of $(128,000) in the comparable quarter last year.

●	Net income for the third quarter of 2024 increased by 83.1% to $574,000 compared to $313,000 in the comparable quarter last year.

●	Basic net income per share for the third quarter of 2024 doubled to $0.10 compared to $0.05 in the comparable quarter last year.

Eyal Cohen, BOS’ CEO, stated: “We are pleased with our third-quarter and nine-month results, which highlight improved profitability driven primarily by enhanced operational efficiency and higher product mix margins. However, we now anticipate falling short of our projected $46 million annual revenue target, and expect to close 2024 with approximately $40 million in revenues. This shortfall stems largely from the delay in the delivery of customer orders, which we had anticipated for completion before year-end.

That said, we do remain on track to achieve our net income target of $2.2 million in 2024, demonstrating our ability to manage costs effectively and maintain profitability in spite of the interim decrease in revenues.

Looking ahead, we are optimistic about our growth prospects for next year, as a significant portion of our revenues is defense-oriented—an industry experiencing strong and sustained growth. This optimism is reinforced by the 15% increase in our backlog to $23 million as of September 30, 2024, compared to $20.1 million at the end of 2023, as well as the $2.7 million order from a defense customer that we announced earlier this month. We look forward to sharing our financial guidance for 2025 in January.”

Ziv Dekel, BOS’ Chairman, stated: “As we look to the future, our growth strategy is built on two key pillars: deepening our penetration in the defense sector and expanding our international sales. We will continue to strengthen our relationships with our strategic defense customers by broadening our offerings, and ensuring that we meet their evolving needs. In parallel, we aim to expand our sales overseas by leveraging our relationships with Israeli defense customers that operate globally. By aligning with their international activities and providing tailored solutions, we can tap into new opportunities within the growing global defense market.”

BOS will host a video conference call on November 27, 2024 at 8:30 a.m. EST.
To access the video conference call, please click on the following link:
https://us06web.zoom.us/j/83701495535?pwd=5rANXKpCp1hbrHYRIHIBIdKbBZSaUF.1

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: http://www.boscom.com

About BOS

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations across three specialized divisions:

●	Intelligent Robotics Division: Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

●	RFID Division: Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.

●	Supply Chain Division: Integrates franchised components directly into client products, meeting their evolving needs for developing cutting-edge products.

For additional information, contact: Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Moreover, in response to extensive rocket attacks by Hezbollah on Israel, Israel has launched a military campaign in Lebanon. The clash between Israel and Hezbollah in Lebanon, may escalate in the future into a greater regional conflict. It is currently not possible to predict the duration or severity of the ongoing conflicts or their long term effects on our business, operations and financial conditions. The ongoing conflicts are rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

BOS undertakes no obligation to publicly update or revise any forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues	$29,561	$33,292	$9,827	$9,815
Cost of revenues	22,648	26,174	7,672	7,765
Gross profit	6,913	7,118	2,155	2,050

Operating costs and expenses:
Research and development	125	114	41	36
Sales and marketing	3,276	3,612	1,063	1,143
General and administrative	1,457	1,342	500	430
Total operating costs and expenses	4,858	5,068	1,604	1,609

Operating income	2,055	2,050	551	441
Financial income (expenses), net	(238)	(471)	24	(128)
Income before taxes on income	1,817	1,579	575	313
Taxes on income	2	-	1	-
Net income	$1,815	$1,579	$574	$313

Basic net income per share	$0.32	$0.28	$0.10	$0.05
Diluted net income per share	$0.31	$0.27	$0.10	$0.05
Weighted average number of shares used in computing basic net income per share	5,750	5,720	5,753	5,747
Weighted average number of shares used in computing diluted net income per share	5,854	5,913	5,884	6,086
Number of outstanding shares as of September 30, 2024 and 2023	5,761	5,748	5,761	5,748

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,014	$2,344
Restricted bank deposits	204	217
Trade receivables	11,449	12,424
Other accounts receivable and prepaid expenses	1,299	963
Inventories	6,527	6,070

Total current assets	21,493	22,018

LONG-TERM ASSETS	184	196

PROPERTY AND EQUIPMENT, NET	3,360	3,268

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	833	1,026

OTHER INTANGIBLE ASSETS, NET	935	1,078

GOODWILL	4,895	4,895

Total assets	$31,700	$32,481

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2024	December 31, 2023
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities	$431	$170
Operating lease liabilities, current	183	235
Trade payables	5,400	7,710
Employees and payroll accruals	859	980
Deferred revenues	657	600
Advances net of inventory in process	418	137
Accrued expenses and other liabilities	679	1,072

Total current liabilities	8,627	10,904

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,003	1,150
Operating lease liabilities, non-current	605	759
Long term deferred revenues	291	339
Accrued severance pay	427	490

Total long-term liabilities	2,326	2,738

TOTAL SHAREHOLDERS’ EQUITY	20,747	18,839

Total liabilities and shareholders’ equity	$31, 700	$32,481

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Operating income	$2,055	$2,050	$551	$441
Add:
Amortization of intangible assets	143	120	47	48
Stock-based compensation	63	73	21	24
Depreciation	269	252	91	87
EBITDA	$2,530	$2,495	$710	$600

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Nine months ended September 30, 2024
Revenues	$9,432	$19,023	$1,239	$(133)	$29,561

Gross profit	2,382	4,244	287	-	6,913

Allocated operating expenses	1,669	2,455	189	-	4,313

Unallocated operating expenses*	-	-	-		545

Income from operations	$713	$1,789	$98	-	2,055

Financial expenses and tax on income					(240)

Net income					$1,815

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Nine months ended September 30, 2023
Revenues	$10,091	$21,827	$1,463	$(89)	$33,292

Gross profit	2,453	4,588	77	-	7,118

Allocated operating expenses	1,635	2,700	187	-	4,522

Unallocated operating expenses*	-	-	-		546

Income (loss) from operations	$818	$1,888	$(110)	-	2,050

Financial expenses and tax on income					(471)
					$1,579

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended September 30, 2024
Revenues	$2,770	$6,336	$838	$(117)	$9,827

Gross profit	762	1,256	137	-	2,155

Allocated operating expenses	566	771	67	-	1,404

Unallocated operating expenses*				-	200

Income from operations	$196	$485	$70	-	551

Financial income and tax on income					23

Net income					$574

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended September 30, 2023
Revenues	$3,143	$6,476	$206	$(10)	$9,815

Gross profit	658	1,335	57	-	2,050

Allocated operating expenses	539	841	57	-	1,437

Unallocated operating expenses*				-	172

Income from operations	$119	$494	$-	-	441

Financial expenses and tax on income					(128)

Net income					$313

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.